Mercedes-Benz Auto Receivables Trust 2013-1

Investor Report

Collection Period Ended   31-May-2014

Amounts in USD

Dates

Collection Period No.	11	
Collection Period (from... to)	1-May-2014	31-May-2014
Determination Date	12-Jun-2014	
Record Date	13-Jun-2014	
Distribution Date	16-Jun-2014	
Interest Period of the Class A-1 Notes (from... to)	15-May-2014	16-Jun-2014 Actual/360 Days 32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2014	15-Jun-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	226,079,437.40	197,631,798.06	28,447,639.34	93.087825	0.646701
Class A-3 Notes	275,500,000.00	275,500,000.00	275,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**616,579,437.40**	**588,131,798.06**	**28,447,639.34**		

	Initial Balance	Beginning Balance	Ending Balance
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45
Adjusted Pool Balance	999,950,218.09	641,578,192.85	613,130,553.51
Yield Supplement Overcollateralization Amount	38,846,335.94	24,597,580.33	23,485,756.61
Pool Balance	**1,038,796,554.03**	**666,175,773.18**	**636,616,310.12**

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	94,199.77	0.308245	28,541,839.11	93.396070
Class A-3 Notes	0.780000%	179,075.00	0.650000	179,075.00	0.650000
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$381,566.44**		**$28,829,205.78**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	29,153,485.00	(1) Total Servicing Fee	555,146.48
Interest Collections	1,530,227.16	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	12,612.30	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	279,633.83	(3) Interest Distributable Amount Class A Notes	381,566.44
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	1,055.73	(6) Regular Principal Distributable Amount	28,447,639.34
Available Collections	30,977,014.02	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**30,977,014.02**	(9) Excess Collections to Certificateholders	1,592,661.76
		Total Distribution	**30,977,014.02**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	555,146.48	555,146.48	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	381,566.44	381,566.44	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	94,199.77	94,199.77	0.00
thereof on Class A-3 Notes	179,075.00	179,075.00	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	381,566.44	381,566.44	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,447,639.34	28,447,639.34	0.00
Aggregate Principal Distributable Amount	28,447,639.34	28,447,639.34	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	84.94
minus Net Investment Earnings	84.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	84.94
Net Investment Earnings on the Collection Account	970.79
Investment Earnings for the Collection Period	1,055.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	666.175.773.18	30.138
Principal Collections	18,338,614.05	
Principal Collections attributable to Full Pay-offs	10,814,870.95	
Principal Purchase Amounts	0.00	
Principal Gross Losses	405,978.06	
Pool Balance end of Collection Period	636,616,310.12	29,253
Pool Factor	61.28%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.80%
Weighted Average Number of Remaining Payments	50.26	41.14
Weighted Average Seasoning (months)	12.41	22.27

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	633,570,527.28	29,156	99.52%
31-60 Days Delinquent	2,100,555.92	69	0.33%
61-90 Days Delinquent	545,015.38	17	0.09%
91-120 Days Delinquent	400,211.54	11	0.06%
Total	636,616,310.12	29,253	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	405,978.06
Principal Net Liquidation Proceeds	13,303.59
Principal Recoveries	273,992.13
Principal Net Losses	118,682.34
Cumulative Principal Net Losses	1,705,009.75
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.164%